via EDGAR

April 28, 2015

Myra Moosariparambil

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2014 (the “Form 10-K”)
Filed February 20, 2015
File No. 001-31240

Dear Ms. Moosariparambil:

Further to our conversation on April 24, 2015, I am writing to confirm the Company’s request for a ten (10) business day extension to the deadline for responding to the comments raised by the Staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) in its letter to the Company dated April 14, 2015 (the “Comment Letter”), with respect to the above referenced report on Form 10-K. Therefore, we expect to respond to the Staff’s Comment Letter by no later than May 12, 2015. We extend our thanks to the Staff for allowing this extension. Should you have any questions or require additional information, please do not hesitate to contact me at (303) 837-5674.

Sincerely,

/s/ Logan Hennessey

Logan Hennessey,

Vice President, Associate General Counsel

and Corporate Secretary

cc:	Tia L. Jenkins, Senior Assistant Chief Accountant